

Ridgeway Petroleum Corp.


05006212

NEWS RELEASE

RIDGEWAY PETROLEUM APPOINTS NEW PRESIDENT & CEO; ANNOUNCES FINANCING

Listed: TSX Venture Exchange (Symbol: RGW)

CALGARY, February 21, 2005--The Board of Directors of Ridgeway Petroleum Corp. (the "Company") is pleased to announce the appointment of Barry D. Lasker as President and CEO effective immediately. Mr. Lasker will be located in Houston, Texas where a new office will be established.

Mr. Lasker replaces Walter B. Ruck, who announced his intended resignation as President in December 2004 pending appointment of his successor. Mr. Ruck was the founding shareholder of the Company in 1980 and will remain as Director and Chairman of the Board. Mr. Lasker will also serve as a Director of the Board.

Mr. Lasker has 24 years of experience in oil and gas operations around the world and has held leadership positions in both public and private companies. His expertise is making junior public companies successful by maximizing asset value, reducing debt and increasing shareholder value.

"Barry's operational experience coupled with his knowledge of the Canadian and U.S. investment community will contribute significantly to Ridgeway Petroleum's strategy to exploit the company's helium and carbon dioxide (CO_2) asset base while continually improving shareholder value," stated Mr. Ruck.

Mr. Lasker is presently a principal shareholder and President of Darcy Energy LLC, a private company involved in Texas gulf coast oil and gas exploration and development.

From 1997 to 2004, Mr. Lasker was President and Chief Executive Officer of TSE based GHP Exploration, TransAtlantic Petroleum and most recently Kestrel Energy, a NASDAQ small capital listed company. His recent tenure at Kestrel Energy involved maximizing value and reducing debt which ultimately led to the recently announced buyout and change of control of the Company.

Mr. Lasker earned a Bachelor of Science degree in Geology and Geophysics from Macquarie University in Sydney, Australia in 1981. Early in his career he served as a petroleum explorationist for BHP Petroleum in various geographical areas of the world including Australasia and the Gulf of Mexico.

dlw 3/7

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4
Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294
e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

"I am thrilled to accept the position of President at Ridgeway Petroleum and look forward to the opportunity to build a bright future for the Company and its shareholders," said Lasker.

The Company also announces, subject to regulatory approval, a private placement for a minimum of $750,000 to a maximum of $1,500,000. The placement will be comprised of units priced at 80 cents per unit. Each unit comprises one share of the company and one quarter non-transferable share purchase warrant entitling the holder to purchase one additional share of the company for every four warrants held at a price of $1.00 for one year from the date of closing of the private placement.

The Company also announces the grant, subject to regulatory approval, of 300,000 incentive stock options entitling the purchase, for a period of five years, of 300,000 shares of the company at a price of $1.00 per share.

Ridgeway Petroleum is a development stage company that controls approximately 240,000 acres of land in Arizona and New Mexico where the Company has identified a significant resource of helium and carbon dioxide gases. Development of the project could lead the Company to potentially becoming one of North America's largest suppliers of these gases to Industry.

For more information, please contact Don Currie, toll-free 1-888-990-3551 or visit our Website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS



Walter B. Ruck, Director